Algonquin Power & Utilities Corp. Announces Settlement Rate for Corporate Units Issued in June 2021
OAKVILLE, Ontario - June 13, 2024 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced the settlement rate for the share purchase contracts that are components of its outstanding corporate units (the “Corporate Units”) issued in June 2021. Holders of Corporate Units will receive 3.3439 common shares of AQN (“Common Shares”) for each share purchase contract they hold, which results in an effective issuance price of $14.9526 per Common Share, with cash to be paid in lieu of any fractional shares. The settlement rate is based upon the average volume-weighted average price of the Common Shares on the New York Stock Exchange for the 20 consecutive trading days ending on June 13, 2024, as adjusted for certain adjustment events that have occurred since the issuance of the Corporate Units.
Consequently, on June 17, 2024, each holder of Corporate Units on that date will receive, following payment of $50.00 for each Corporate Unit held, 3.3439 Common Shares for each such unit. The holders' obligations to make such payments will be satisfied with proceeds of the Treasury portfolio purchased in connection with the successful optional remarketing that closed on March 28, 2024, of Algonquin’s senior notes that formerly constituted a component of the Corporate Units.
Upon settlement of all outstanding share purchase contracts, Algonquin will receive $1.15 billion in exchange for approximately 76.9 million Common Shares.
In addition, on June 17, 2024, (i) each Corporate Unit holder of record on June 1, 2024 will receive the final quarterly cash distribution of $0.96875 payable per Corporate Unit and (ii) Algonquin will voluntarily delist the Corporate Units from the New York Stock Exchange.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “should” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the settlement of the purchase contracts, including the proceeds to be received by Algonquin and the Common Shares to be issued and payments to be made to holders of Corporate Units. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of presenting information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2023, and Interim Management Discussion and Analysis for the three months ended March 31, 2024, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.